KELSO TECHNOLOGIES INC.
7773-118A Street
North Delta, British Columbia V4C 6VI

December 3, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Loan Lauren P. Nguyen,
Special Counsel

Dear Sirs/Mesdames:

RE:	Kelso Technologies Inc.
Amendment No. 2 to Registration Statement on Form 20-F
Filed November 21, 2013
File No. 000-55032

Kelso Technologies Inc. (the “Company”, “we”, “us”, or “our”) writes in response to your letter of December 2, 2013 to James R. Bond, President and Chief Executive Officer of our company with respect to Amendment No. 2 to Registration Statement on Form 20-F filed on November 221, 2013 (the “Form 20-F Amendment No. 2”). Our responses are numbered in a manner that corresponds with your comments which have been reproduced below. We have also filed a Form 20-F Amendment No. 3 (the “Form 20-F Amendment No. 3”) and a blackline comparison, which shows the changes to the Form 20-F Amendment No. 2.

Information on our Company, page 12

General Development of the Business, page 13

1.	We note your response to our prior comment 10. Please clarify that there is no guarantee that the companies named on page 13 will purchase your BOV design products.

Response: We have added the requested disclosure on page 14.

Three Year History, page 14

2012, page 15

2.

We note your response to our prior comment 11 on page 16 regarding your belief that the JS75XL has lower costs of ownership and maintenance when compared to competing products. With a view towards revised disclosure, please advise whether it is possible that a larger number of the valve and tank repair shops’ customers use the competitors’ products and that the repaired competitors’ products are older than the still functioning products that you have sold.

Response: We have revised the disclosure on page 16 to state the Company’s belief that a larger number of the valve and tank repair shops’ customers use competitors’ products and that the repaired competitors’ products are older than the still functioning products that we have sold.

3.

We note your response to our prior comment 12 on page 16 and the disclosure that you have applied for the M-1003 certification. Please clarify here as to whether your JS75XH/27 has received M-1003 certification. If it has not received the certification, please provide an estimate, if possible, of when you expect to receive such certification. In addition, explain the differences between the M-1002 and M-1003 certifications and clarify as to how you have been able to produce and sell the JS7XH/27 without the M-1003 certification.

Response: The disclosure on page 17 has been revised to clarify that the Company has received its M-1003 certification, and to include an explanation of the difference between M-1002 and M-1003 certifications. M-1002 and M-1003 are facility certifications which have been provided to the Company’s production facilities. The AAR gives separate approval numbers for valves such as the JS75XH/27. All of the Company’s valves which are currently being marketed and sold have received AAR approval numbers as noted in the revised disclosure. The AAR does not require approval numbers for manways and eduction tubes. M-1003 was not required by the AAR until April 2013, although the Company obtained the M-1003 certification in January 2013.

Business Overview, page 18

Marketing, page 18

4.

We note your revised disclosure on page 23. Please remove the sentence regarding encouragement from the Staff Director and revise to state as a belief of management that you are well connected to the Safety and HAZMAT sections of the Class I railroads.

Response: We have removed the two sentences on page 23 referencing the Staff Director, and have revised the following sentence to state that the Company believes its management is well connected to the Safety and HAZMAT sections of the Class I railroads.

We look forward to any further comments with respect to our response. Should you have any questions, please do not hesitate to contact our legal counsel, Bernard Pinsky, Clark Wilson LLP, at 604.643.3153 or Nafeesa Valli-Hasham, Clark Wilson LLP, at 604.643.3147.

Yours truly,

/s/Richard Lee
Richard Lee,
Chief Financial Officer